Exhibit 99.1
Dear Fellow Stockholders:
     On March 11, 2009, Tier Technologies, Inc. (“Tier”) will host its 2009 Annual Meeting of Stockholders in Reston, Virginia. At this year’s Annual Meeting we are nominating seven highly qualified candidates to sit on your Board of Directors. These individuals have helped guide the Company through our strategic restructuring intended to create long-term stockholder value. All of Tier’s nominees, other than our CEO, are independent under NASDAQ’s rules. All of our nominees are dedicated to increasing value for all stockholders.
Your Board strongly recommends that you vote FOR all
seven nominees on the GOLD card today
     You may be aware that Discovery Group and Parthenon Capital (“Dissident Stockholders”), two investment firms, have indicated they intend to nominate their own hand-picked candidates for election to the Board. From its first contacts with Tier, Discovery has consistently advocated a sale of your Company. Do you think this is an attractive time to sell the Company? Do you think stockholder value would be maximized by a sale in present market conditions?
     Tier’s independent directors have regularly considered all strategic alternatives, including a sale of the Company, and have received presentations from investment bankers regarding strategic alternatives, including the prospects for a sale of the Company.
We believe that Discovery’s “sell now” agenda
is not in the best interest of all stockholders
Considerable Influence Without a Control Premium
     Tier has cumulative voting, and we believe that each of the Dissident Stockholders owns enough shares to elect one member of the Company’s Board this year. The Dissident Stockholders collectively own 19% of the Company’s outstanding shares. Is there any reason for you to assist them in obtaining more than two seats on the Board, giving them considerable influence without paying a control premium over other investors? Do you want to give stockholders with this agenda, owning only 19% of the Company’s stock, 44% of the seats on the Company’s Board?
Our Strategic Restructuring Plan Is Working
     As many of you know, the Board of Directors at Tier has taken significant actions to improve performance. We replaced most of senior management, including appointing Ronald Rossetti as Chief Executive Officer, in 2006. We adopted a strategic business plan in 2006 that was designed to focus exclusively on electronic payments, required the sale of significant non-core operations, included substantial cost reductions, and consolidated our remaining operations.
     Our focus on electronic payments processing is paying off. Transactions and revenue grew at compounded rates of 40.5% and 12.1%, respectively since we began to implement our strategic restructuring program.

     In addition to strong transaction and revenue growth, our strategy to develop new markets is proving successful. Both the utility and higher education verticals are growing rapidly as a percentage of total revenue and have established themselves as attractive markets for the Company. This success is contributing to both growing total revenue and leaving the company less exposed to any one market.

	FY2009 Revenue
Vertical	Contribution *	CAGR**
IRS/Federal Gov Tax Payments	30.6%	7.5%
State Income Tax	7.9%	6.0%
Real Property Tax	27.0%	6.9%
Moving Violations & Parking	3.6%	9.7%
Utility Payments	11.1%	68.0%
Higher Education	9.0%	56.0%
Local and Other	10.5%	23.2%
Total	100.0%	15.6%

*	Percentages represent FY2009 budget. FY2009 includes ChoicePay. ** CAGR FY2007 — FY2009B.
     Management has divested seven non-core businesses since 2006 and is winding down two other divisions. These sales have removed significant distractions, generated additional cash, and allowed management to focus solely on the electronic payments opportunity. As Tier exited these businesses, management has significantly reduced selling, general, and administrative expenses. These expenses were down 9.0% in the first quarter of fiscal year 2009 from the first quarter of fiscal year 2008, and we expect them to decline approximately $4.0 million, or 13.0%, from fiscal year 2008 to fiscal year 2009. Our fourth quarter fiscal year 2009 projected savings is $2.5 million, or 26.0%, versus the same quarter for the prior year. We expect further cost reduction in fiscal year 2010 as a result of current cost cutting, and we anticipate additional savings from technology enhancements and consolidation in future years.
     Your Board has ensured that the new management team has executed the strategic business plan adopted in 2006. In fact, we project Tier to generate positive EBITDA (earnings before interest, taxes, depreciation, and amortization) in fiscal year 2009. Based on the completion of the restructuring, Tier’s strong balance sheet, and fiscal year 2009’s projected positive EBITDA, we also approved a stock repurchase plan in January 2009 as further demonstration of our commitment to increasing stockholder value.
     Like many companies, Tier’s share price has been affected by recent economic events. However, on a comparative basis, Tier’s share price has performed better than many companies: since February 8, 2007 when Tier announced its restructuring through January 30, 2009, Tier’s share price has fallen 22%. By comparison, over that same period, the S&P 500 index has fallen 43%, and the Russell 2000 index has fallen 45%.
     Our business plan and execution have protected stockholder value and positioned the Company well to capitalize on the large and growing electronic payments opportunity in future years. We believe that our strategic plan offers a better path for increasing stockholder value than a sale into the current market.
Tier’s Nominees Have The Right Experience
     Each of Tier’s nominees has served either as a director of a public company, as an officer of an electronic payments or technology company, or as a consultant to the electronic payments industry. The Board has significantly greater public company and relevant payments industry experience than the Dissident Stockholders’ nominees.

What Experience Do The Dissidents’ Nominees Have?
     We believe that none of the Dissident Stockholders’ nominees has ever held a position as a director of a public company. None of the Dissident Stockholders’ nominees has ever served as a chief executive officer, chief financial officer, or chief operating officer of a public company.
     The Dissident Stockholders’ nominees have:
•	No managerial or operational experience within the electronic payments industry.

•	No managerial or operational experience within the technology industry.

•	No managerial or operational experience within the commercial banking industry.
Whose candidates are more qualified to maximize stockholder value?
Oppose Discovery’s Proposals 3 & 4
     In addition to seeking to gain seats on the Company’s board, one of the Dissidents, Discovery, has also offered two non-binding proposals calling for a repeal of the Company’s stockholder rights plan (or “poison pill”) and the adoption of a bylaw that would permit the holders of 10% of our stock to call a special meeting of stockholders.
     We urge you to vote AGAINST both proposals. The rights plan is intended to enhance stockholder value and protect all the company’s stockholders from an unfair or coercive offer to acquire the company. Tier has already amended its bylaws to permit the holders of 10% of Tier stock to require the Company to call a special meeting.
* * *

     We strongly recommend that you vote FOR the Tier nominees by signing, dating, and returning the GOLD proxy card today. We urge you not to sign the WHITE proxy card (or other color) that may be sent to you by Discovery. In fact, just throw it away.
     If you have previously returned a Discovery proxy card, you can automatically revoke it by signing, dating, and returning the enclosed GOLD proxy card in the accompanying envelope. We appreciate your continued loyalty and support, and if you need assistance or have any questions, please call Laurel Hill Advisory Group, toll-free at (888) 742-1305.
     We are extremely proud to serve on behalf of you, our stockholders. We are committed to acting in your best interests to maximize long-term stockholder value.
Thank you for your continued support.
On behalf of the Board of Directors,
Ronald L. Rossetti
Chairman and Chief Executive Officer
Important Information
     Tier Technologies, Inc. has filed with the SEC and furnished to its stockholders a Definitive Proxy Statement in connection with its 2009 Annual Meeting, and advises its security holders to read the Proxy Statement because it contains important information. Security holders may obtain a free copy of the Proxy Statement and other documents (when available) that Tier files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Tier by directing a request to Tier Technologies, Inc., Attn: Corporate Secretary, Keith Omsberg, 10780 Parkridge Blvd., 4th Floor, Reston, VA 20191.
Certain Information Concerning Participants
     Tier, its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K for the year ended September 30, 2008, as amended on January 28, 2009, and its Definitive Proxy Statement for the 2009 Annual Meeting, each of which is on file with the SEC. To the extent there have been changes in Tier’s directors and executive officers, such changes have been or will be reported on Current Reports on Form 8-K filed with the SEC. To the extent holdings of Tier securities have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.